AB VF 3-11-02


02006846

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 2002
080

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS PaineWebber Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **201-352-4382**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(ZipCode)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS PaineWebber Inc. at December 31, 2001 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $636,840, credits $716,246).

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
UBS PaineWebber Inc.

(Name) Robert J. Chersi
(Title) Executive Vice President and
Chief Financial Officer
UBS PaineWebber Inc.

STATE OF NEW JERSEY:

Sworn to before me this
27th day of February 2002

Frances Soares
Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

Consolidated Statement of Financial Condition

UBS PaineWebber Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2001
with Report of Independent Auditors



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
UBS PaineWebber Inc.

We have audited the accompanying consolidated statement of financial condition of UBS PaineWebber Inc. (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2002

UBS PaineWebber Inc.
Consolidated Statement of Financial Condition
December 31, 2001
(in thousands of U.S. dollars)

Assets	
Cash and cash equivalents	$ 192,713
Cash and securities segregated and on deposit for federal and other regulations	3,366,680
Trading assets, at fair value	1,888,454
Trading assets, pledged to creditors, at fair value	1,757,810
Total trading assets	3,646,264
Investment in affiliate	500,000
Securities purchased under agreements to resell	19,539,242
Securities borrowed	20,291,388
Receivables:	
Clients (net of allowance for doubtful accounts of $17,216)	7,796,250
Brokers and dealers	481,764
Dividends and interest	71,943
Fees and other	76,372
Receivable from affiliated companies	149,421
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $263,268	397,684
Other assets	1,343,932
	$57,853,653
Liabilities and stockholder's equity	
Short-term borrowings	$ 331,606
Trading liabilities, at fair value	163,720
Securities sold under agreements to repurchase	23,482,712
Securities loaned	13,216,817
Payables:	
Clients (including free credit balances of $2,811,141)	12,874,646
Brokers and dealers	216,708
Dividends and interest	61,479
Other liabilities and accrued expenses	1,306,369
Accrued compensation and benefits	725,428
Payable to affiliated companies	1,422,373
	53,801,858
Long-term borrowings	150,000
Commitments and contingencies	
Subordinated liabilities	1,230,000
Stockholder's equity	2,671,795
	$57,853,653

See Notes to Consolidated Statement of Financial Condition.

Note (1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated statement of financial condition includes the accounts of UBS PaineWebber Inc. and its wholly owned subsidiaries (collectively, "UBSPWI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSPWI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"), and has material transactions with its affiliates. In connection with the reorganization of UBS Americas, effective May 1, 2001, the Company dividended the shares of Mitchell Hutchins Asset Management Inc. ("MHAM") and Decision Services Incorporated to UBS Americas.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico. The consolidated statement of financial condition are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125. A portion of SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and was adopted by the Company.

Trading Assets and Liabilities

Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Note (1) Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's market risk management and trading activities, the Company may enter into a derivative contract to manage the risk arising from other financial instruments or to take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Note (1) Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements versus the related receivable and payable balances. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counterparty on the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained and had available securities with a fair value of approximately $54 million on such terms, of which approximately $47 million have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Note (1) Summary of Significant Accounting Policies (continued)

Depreciation and amortization
The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Income Taxes
The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local income taxes are provided for on a separate return basis.

Income tax payments of $13,103 were made by the Company, which included payments on behalf of UBS Americas and its subsidiaries.

The Company uses the asset and liability method in providing for income tax expense. Under this method, deferred taxes are provided based upon the net tax effects of temporary differences between the book and tax bases of assets and liabilities.

Note (2) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, cash and securities segregated for regulatory purposes, trading assets, resale agreements, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, trading liabilities, repurchase agreements, securities loaned, certain payables and long-term and subordinated debt are carried at fair value or contractual amounts approximating fair value.

(in thousands of U.S. dollars except share data)

Note (3) Trading Assets and Liabilities

At December 31, 2001, trading assets (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

Trading assets:	
Mortgage-backed	$ 37,943
U.S. government and agencies	1,339,504
Corporate debt	69,601
Commercial paper and other short-term debt	651,924
Equities	276,399
State and municipals	1,270,893
	$3,646,264
Trading liabilities:	
Mortgage-backed	$ 7,034
U.S. government and agencies	32,913
Corporate debt	27,400
Equities	13,893
State and municipals	82,480
	$ 163,720

Included in trading assets as of December 31, 2001, are securities pledged for repurchase transactions, which the counterparty does not have the right to sell or repledge to others, with a market value of $487,306. Trading assets pledged to creditors represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others.

(in thousands of U.S. dollars except share data)

Note (4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2001, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Securities purchased under agreements to resell	$15,864,428
Securities segregated and on deposit for federal and other regulations – resale agreements	2,773,000
Securities borrowed	1,834,940
Investment in affiliate	500,000
Receivables from affiliated companies	149,421
Liabilities	
Securities sold under agreements to repurchase	$ 2,872,180
Securities loaned	8,905,192
Payable to affiliated companies	1,422,373
Subordinated liabilities	1,230,000
Long-term borrowings	150,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate customer transactions and to meet it's short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Warburg LLC, of approximately $2,773,000 maintained in a special reserve bank account pursuant to SEC Rule 15c3-3.

A substantial portion of the payable to affiliated companies represents amounts due to PW Treasury Funding Inc. ("PWTFI"), a wholly owned subsidiary of UBS Americas.

Pursuant to service fee arrangements, the Company receives certain administrative and support services from affiliates.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through an affiliate.

(in thousands of U.S. dollars except share data)

Note (5) Short-term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, by entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Bank loans were comprised of $331,606 of unsecured loans, which generally bear interest at rates based on either the federal funds rate or LIBOR.

Note (6) Long-term Borrowings

Long-term borrowings at December 31, 2001 consisted of a secured promissory note payable to PWTFI due September 30, 2004 for $150,000 which is collateralized by certain assets of the Company, totaling $308,198 (the "collateral"). PWTFI's sole recourse is limited to the collateral and in accordance with net capital rules as discussed in Note (11), $150,000 of such assets is included as an allowable asset in the calculation of regulatory capital. Interest rates on long-term borrowings are based upon LIBOR.

Note (7) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSPWI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSPWI up to a maximum of $2,500,000, from time to time, until March 1, 2009. At December 31, 2001, there was $1,230,000 outstanding which is due March 1, 2010.

Each loan shall have a March 1, 2010 maturity date and bears interest at a rate based upon LIBOR payable monthly.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and other regulatory authorities and is included by the Company for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (8) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. An affiliate provides the service of an independent risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating loss exposure through Value-at-Risk model testing. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk management group.

Credit Risk in Proprietary Transactions
Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2001, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Note (8) Risk Management (continued)

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2001 were settled without material adverse effect on the Company's consolidated statement of financial condition, taken as a whole.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company engages in underwriting and other financing activities with a broad range of clients, including municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

(in thousands of U.S. dollars except share data)

Note (8) Risk Management (continued)

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds and insurance companies.

Operating Risk
Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms throughout the organization and involves various independent oversight units including Audit, Controllers, Legal and Compliance.

Note (9) Commitments and Contingencies

Leases
The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2016. At December 31, 2001, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

2002	$ 159,365
2003	148,699
2004	135,644
2005	117,432
2006	98,075
Thereafter	376,743
	$1,035,958

Effective January 1, 2001, a significant portion of commitments under lease agreements was assigned to an affiliate. Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income of $7,006.

(in thousands of U.S. dollars except share data)

Note (9) Commitments and Contingencies (continued)

Other Commitments and Contingencies
At December 31, 2001, the Company was contingently liable under unsecured letters of credit totaling $105,947, which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2001, the Company had outstanding $290,858 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2001 would not have had a material impact on the Company's consolidated statement of financial condition.

The Company has been named as a defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated statement of financial condition.

Note (10) Stockholder's Equity

There are 100 shares authorized, issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise of employees' UBS stock options and change in market price between grant date and vesting date of UBS restricted stock.

Note (11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2001, the Company's net capital of approximately $1,273,000 was 11.5% of its December 31, 2001 aggregate debit items and its net capital in excess of the minimum required was approximately $1,049,000. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

Note (11) Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2001, the Company had a $113,695 reserve deposit requirement for PAIB. Additionally, the company had $200,000 of qualified securities on deposit in the PAIB Special Reserve Bank Account.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

Note (12) Employee Incentive Awards

Employees of the Company are covered under UBS Americas' various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

In connection with the November 3, 2000 merger with UBS, retention awards were issued to key employees in the form of restricted stock and cash. The awards have vesting periods ranging from one to four years.

Certain eligible employees of the Company participate in the UBS PaineWebber PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions.

(in thousands of U.S. dollars except share data)

Note (13) Employee Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Americas, which was frozen in 1998.

The following table provides a reconciliation of the Plan's benefit obligation and fair value of Plan assets, as well as a summarization of the Plan's funded status and accrued pension liability which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2001:

Change in Benefit Obligation:	
Benefit obligation at beginning of year	$ 432,251
Service cost	12,518
Interest cost	33,672
Actuarial loss	61,353
Benefits paid	(27,742)
Benefit obligation at end of year	512,052
Change in Plan Assets:	
Fair value of Plan assets at beginning of year	397,087
Actual return on assets	(51,950)
Employer contribution	100,000
Benefits paid	(27,742)
Fair value of Plan assets at end of year	417,395
Funded status	(94,657)
Unrecognized net loss	162,371
Prepaid benefit cost	67,714
Additional minimum liability	(148,040)
Accrued pension liability at year end	$ (80,326)

The benefit obligation for the Plan was determined using an assumed discount rate of 7.25 percent and an assumed rate of compensation increase of 4 percent. The weighted-average assumed rate of return on Plan assets was 8.5 percent. Plan assets consist primarily of equity securities and U.S. government and agency obligations.

(in thousands of U.S. dollars except share data)

Note (13) Employee Benefit Plans (continued)

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provides certain life insurance and health care benefits to employees of the Company.

Note (14) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in "Other assets" in the consolidated statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 were as follows:

Deferred tax assets:	
Employee benefits	$ 462,750
Accelerated income and deferred deductions	80,260
State operating loss carryforward	66,110
Valuation of trading assets and investments	7,288
Tax over book depreciation	46,797
Other	104
Total deferred tax assets	663,309
Deferred tax liabilities:	
Accelerated deductions and deferred income	66,136
Safe harbor leases	491
Other	1,269
Total deferred tax liabilities	67,896
Net deferred tax asset	$ 595,413

At December 31, 2001, the Company has state net operating loss carryforwards of $1,400,000 for income tax purposes that begin expiring in 2021. For financial reporting purposes, a deferred tax asset of $66,110 has been recognized.